UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42452

WF International Limited

(Exact name of registrant as specified in its charter)

No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road

Chengdu, Sichuan, China 610041

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Agreement

On September 1, 2026, Chengdu Shanyou HVAC Engineering Co., Ltd. (the “Subsidiary”), a wholly owned subsidiary of WF International Limited (the “Company”), entered into a lease agreement (the “2026 Lease Agreement”) with Ms. Ke Chen, as lessor, for office space at Nos. 1110–1117, 11th Floor, Unit 1, Building 7, Longxi Center, No. 477 Wanxing Road, Wuhou District, Chengdu, Sichuan, China. The 2026 Lease is a renewal to the lease between the Subsidiary and Ke Chen, which expired on July 31, 2026 (the “Original Lease”). The renewed lease has a term of five years, expiring on August 31, 2031, providing a monthly rent of RMB 24,000 (approximately US$3,600) payable quarterly. The other terms of the renewed lease remain substantially the same as the Original Lease. The foregoing description is qualified in its entirety by reference to the full text of the 2026 Lease Agreement, an English translation of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Ms. Ke Chen is the Company’s Chief Executive Officer and a director and a principal shareholder. The 2026 Lease Agreement was reviewed and approved by the audit committee of the Company’s board of directors.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibits thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into (1) the registration statement on Form F-3, as amended (File No. 333-295778), and (2) the post-effective amendment on Form F-3 to the registration statement on Form F-1 (File No. 333-290595) of the Company, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Number	Description of Exhibit
99.1*	English Translation of the Lease Agreement, by and between Ke Chen and Chengdu Shanyou HVAC Engineering Co., Ltd.

* Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WF International Limited

By:	/s/ Ke Chen
Ke Chen Chief Executive Officer

Dated: September 10, 2026